

Mail Stop 3720

April 15, 2009

Mr. Mark Scott
Chief Operating Officer and Chief Financial Officer
IA Global, Inc.
101 California Street, Suite 2450
San Francisco, California 94111

> **Re:** **IA Global, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 001-15863**

Dear Mr. Scott:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2: To Approve the Issuance of Shares of Common Stock in Connection with Certain Transactions, page 5

1.   We note in your preliminary proxy statement that Proposal 2 contemplates the issuance of your common stock through a private placement, as well as shares of common stock to be exchanged for shares of Taicom Preferred Class B Stock. Please revise your preliminary proxy statement to provide additional disclosure regarding the terms of these transactions, a description of the features of the consideration, particularly the Preferred Class B Stock, the value of any shares to be received by you, the structure of the transactions and any other material information regarding these transactions so that your stockholders may make an informed decision regarding the approval of Proposal 2.

* * * * * * *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief